



GRAYSCALE

Fact Sheet

Fund Ticker

GADA

Grayscale Cardano Trust ETF

Pioneering *exposure* to Cardano

As of 9/30/2025

Grayscale has pioneered exposure to the crypto asset class for over a decade. The Grayscale Cardano Trust ETF is an ETP that invests directly in ADA, the token underlying the Cardano protocol. Ticker: GADA may deliver benefits to a wide spectrum of investors across several categories.

Investment Objective

The investment objective of the Grayscale Cardano Trust ETF (the "Trust") is designed to reflect the value of ADA held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities.

Exposure to ADA

Grayscale Cardano Trust ETF (GADA) offers investors access to Cardano in the form of an ETP, listed on NYSE Arca. Each share of the Trust represents ownership in the Trust, the sole assets of which are Cardano. Investors gain exposure to Cardano within a traditional brokerage account with all the benefits of an ETP. GADA, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Tracks the Price of Cardano

The spot price of Cardano is defined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The index methodology can be found on coindesk.com/indices.

Cost Efficiency

At an expense ratio of 0.XX%[2], the Trust presents investors with one of the most cost-effective options for Cardano exposure.

Convenience

The Trust can help remove the frictions and operational burdens of managing Cardano, without the challenges of buying, storing, safekeeping, and staking the token directly.

Expert Sponsor

The Trust is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Growth of Hypothetical $10,000 (since inception)

The cumulative return of the Net Asset Value of ADA. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses.

Growth of $10,000
1
0.8
0.6
0.4
0.2
0
PLACEHOLDER
7/1/24
8/1/24
9/1/24
10/1/24
11/1/24
12/1/24
1/1/25
2/1/25
3/1/25

* XXX: Price Index Chart performance as of 9/30/25.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Key Investment Themes for Cardano

Rooted in research-driven principles:
Cardano is built on peer-reviewed research and formal verification methods. Protocol upgrades are grounded in scientific rigor and built for sustainable long-term growth.

Proof-of-stake (PoS) innovation:
Cardano's Ouroboros proof-of-stake protocol was the first provable PoS protocol. Using cryptography, combinatorics, and mathematical game theory to guarantee the protocol's integrity, Ouroboros is secure and energy efficient.

Interoperable architecture has created real-world utility:
With a durable and standardized protocol, Cardano is designed to integrate and improve existing systems. Cardano's identity management framework Atala PRISM is used for national digital IDs in Ethiopia.

Returns*

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

Cumulative

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

Annualized

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

*Updated as additional returns data becomes available.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

The Trust is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the Trust is not suitable for all investors.

info@grayscale.com 866-775-0313





GRAYSCALE®

Fund Ticker

GADA

Grayscale Cardano Trust ETF

Pioneering *exposure* to Cardano

As of 9/30/25

Fund Details

Inception Date:	X/XX/2025
NYSE Listing Date:	X/XX/2025
Benchmark Index:	CoinDesk Cardano Blended Reference Rate (CADAR)[3]
Assets Under Management:	$-
Shares Outstanding:	-
Net Asset Value (NAV):	-
Cardano per Share:	- 4
Total Cardano in Trust:	-
Fund Expense Ratio:	0.XX%[2]

Trading Details

Ticker:	GADA
Bloomberg IOPV Ticker:	-
Index Ticker:	CADAR
CUSIP:	XXXXXXXX
ISIN:	USXXXXXXXX6
Primary Exchange:	NYSE Arca

Service Providers & Structure

Sponsor:	Grayscale Investments Sponsors, LLC
Index Provider:	CoinDesk Indices, Inc.
Fund Administrator:	BNY
Custodian:	Coinbase Custody Trust Company, LLC
Auditor:	KPMG LLP
Delaware Statutory Trustee:	CSC Delaware Trust Company

Important Disclosures

Please read the prospectus carefully before investing in the Trust.

Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Cardano; however, an investment in the Trust is not a direct investment in Cardano. As a non-diversified and single industry Trust, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Cardano, and consequently the value of the Trust. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment.

The Trust relies on third party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose a challenge to the safekeeping of the digital assets and to the operations of the Trust.

NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Cardano ETFs. Please refer to the Trust's filings with the Securities and Exchange Commission for additional information.

Cardano Risk Disclosures

Extreme volatility of trading prices that many digital assets, including Cardano, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Cardano Trust ETF (the "Trust") and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Cardano, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

1. Investments in the Trust are speculative investments that involve high degrees of risk including a partial or total loss of invested funds and are not suitable for any investor that cannot afford loss of the entire investment.

2. Low cost based on gross expense ratio at 0.XX%. Brokerage fees and other expenses may still apply.

3. The CoinDesk Cardano CCIXber Blended Reference Rate (CADAR) provides a USD-denominated reference rate for the spot price of Cardano. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.

4. The Trust will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time.